

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

VIA U.S. MAIL AND FACSIMILE

Byron R. Kelley
President and Chief Executive Officer
Regency Energy Partners LP
2001 Bryan Street, Suite 3700
Dallas, Texas 75201

> **Re: Regency Energy Partners LP**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-51757**
>
> **Registration Statement on Form S-3**
> **Filed September 10, 2010**
> **File No. 333-169307**

Dear Mr. Kelley:

We have reviewed your response letter dated August 31, 2010, and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Potential Payments upon a Termination or Change in Control, page 100

1.   We note your response to comment 4 in our letter dated August 19, 2010 with respect to your basis for selecting a change in control to trigger accelerated vesting of certain portions of awards under your long-term incentive plan. Please confirm that you will expand your disclosure in future filings to provide such information. In addition, your revised disclosure should clarify your rationale for selecting a single event (change of control) to trigger accelerated vesting, rather than also requiring termination of the officer to trigger the benefit. Please provide a sample of your proposed disclosure.

Registration Statement on Form S-3 (File No. 333-169307)

General

2.   We remind you that we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 31, 2009 and related filings have been resolved.

Where You Can Find More Information, page 1

3.   Please revise your filing to specifically incorporate by reference the current report on Form 8-K that you filed on September 13, 2010. See Item 12(a) of Form S-3. See also *Compliance and Disclosure Interpretations*, Securities Act Forms, Question 123.05 at *http://sec.gov/divisions/corpfin/guidance/safinterp.htm*.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the registration statement to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. We also urge all persons who are responsible for the accuracy and adequacy of the disclosure in the annual report on Form 10-K to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.   Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc   Paul M. Jolas, Esq.
        Executive Vice President, Chief
            Legal Officer and Secretary
        Regency GP LLC
        (214) 840-5208 (fax)

        Dan A. Fleckman, Esq.
        Mayer Brown LLP
        (713) 238-4888 (fax)